As filed with the Securities and Exchange Commission on May 17, 2019.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

ABERDEEN EMERGING MARKETS EQUITY INCOME

FUND, INC.

(Name of Subject Company (issuer))

ABERDEEN EMERGING MARKETS EQUITY INCOME

FUND, INC.

(Name of Filing Person (offeror))

COMMON STOCK,

$0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

168834109

(CUSIP Number of Class of Securities)

Lucia Sitar, Esq.

Aberdeen Emerging Markets Equity Income Fund, Inc.

c/o Aberdeen Standard Investments Inc.

1735 Market Street 32nd Floor

Philadelphia, Pennsylvania 19103

Telephone: (215) 405-5773

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Margery Neale, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$68,285,621 (a)	$8,276.22 (b)

(a)              Estimated for purposes of calculating the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transaction Value was calculated by multiplying 8,956,196 shares of common stock of Aberdeen Emerging Markets Equity Income Fund, Inc. by $7.62, which represents 98% of the net asset value per share as of the close of the regular trading session of the NYSE American on May 13, 2019.

(b)              Calculated at $121.20 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, by Fee Advisory #1 for Fiscal Year 2019, effective October 1, 2018.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable

Form or Registration No.: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

☐ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1

☒ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Aberdeen Emerging Markets Equity Income Fund, Inc., a Maryland corporation (the “Fund”), to purchase for cash its common shares, subject to adjustment for fractional shares, at a price equal to 98% of the net asset value per common share determined as of the close of the regular trading session of the NYSE American, the principal market on which the common shares are traded, on the business day immediately following the day the offer expires or, if the offer is extended, on the business day immediately following the day to which the offer is extended. The offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal, which are filed as exhibits to this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of Schedule TO.

Item 12.         Exhibits

(a)(1)(i)	Offer to Purchase.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Form of Notice of Guaranteed Delivery.
(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Form of Letter of Exchange/Transmittal.
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5) (b)	Text of press release issued on May 16, 2019. None.
(d)	Standstill Agreement with City of London Investment Management Company Limited.
(g)	None.
(h)	None.

Item 13.         Information Required by Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABERDEEN EMERGING MARKETS EQUITY INCOME FUND, INC.

By:	/s/ Lucia Sitar

Name: Lucia Sitar, Esq.
Title: Vice President of the Fund
Dated: May 17, 2019